Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of March 31, 2016, revenue and expenses for the three months ended March 31, 2016 and 2015 and cash flows for the three months ended March 31, 2016 and 2015. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the QVC Group and the Ventures Group, respectively.  The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the three months ended March 31, 2016 included in this Quarterly Report on Form 10-Q.

As discussed in note 3 of the accompanying condensed consolidated financial statements, Liberty sold Backcountry.com, Inc. (“Backcountry) on June 30, 2015.  Backcountry is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty’s operations and financial results.

As discussed in note 2 of the accompanying condensed consolidated financial statements, on October 1, 2015, Liberty acquired all of the outstanding shares of zulily, inc. (“zulily”) (now known as zulily, llc). zulily is an online retailer offering customers a fun and entertaining shopping experience with a fresh selection of new product styles launched each day.  zulily is attributed to the QVC Group.

The QVC Group common stock is intended to reflect the separate performance of our QVC Group which is comprised of our consolidated subsidiaries, QVC, Inc. (“QVC”) and zulily, and our approximate 38% interest in HSN, Inc. The Liberty Ventures common stock is intended to reflect the separate performance of our Ventures Group which is comprised primarily of our interests in Bodybuilding.com, LLC, CommerceHub, Evite, Inc. and Backcountry (through June 30, 2015) (collectively, the “Digital Commerce” businesses), interests in equity method investments of Expedia, Inc., Interval Leisure Group, Inc., FTD Companies, Inc. (“FTD”) and LendingTree, Inc. and available-for-sale securities Time Warner Inc. and Time Warner Cable Inc.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the QVC Group and the Ventures Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of QVC Group common stock and Liberty Ventures common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of QVC Group common stock and Liberty Ventures common stock does not affect the rights of our creditors or creditors of our subsidiaries.

SUMMARY ATTRIBUTED FINANCIAL DATA

QVC Group

	March 31, 2016	December 31, 2015
	amounts in millions
Summary balance sheet data:
Cash and cash equivalents	$440	426
Trade and other receivables, net	$1,040	1,379
Inventory	$1,032	945
Investments in affiliates, accounted for using the equity method	$223	208
Total assets	$14,825	15,141
Long-term debt, including current portion	$6,615	6,535
Deferred income tax liabilities	$1,290	1,359
Net assets attributable to QVC Group common stock shareholders	$5,098	5,195

	Three months ended
	March 31,
	2016	2015
	amounts in millions
Summary operations data:
Revenue	$2,367	1,938
Cost of sales	1,535	1,221
Operating expenses	153	138
Selling, general and administrative expenses (1)	264	190
Depreciation and amortization	209	152
Operating income (loss)	206	237
Interest expense	(76)	(75)
Share of earnings (losses) of affiliates, net	21	24
Realized and unrealized gains (losses) on financial instruments, net	(1)	(10)
Other income (expense), net	5	8
Income tax benefit (expense)	(57)	(24)
Net earnings (loss)	98	160
Less net earnings (loss) attributable to noncontrolling interests	8	9
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$90	151

Includes stock-based compensation of $18 million and $12 million for the three months ended March 31, 2016 and 2015, respectively.
(1)

SUMMARY ATTRIBUTED FINANCIAL DATA (Continued)

Ventures Group

	March 31, 2016	December 31, 2015
	amounts in millions
Summary balance sheet data:
Cash and cash equivalents	$2,303	2,023
Investments in available-for-sale securities and other cost investments	$1,478	1,349
Investments in affiliates, accounted for using the equity method	$1,428	1,433
Total assets	$6,133	6,039
Long-term debt, including current portion	$2,261	2,172
Deferred income tax liabilities	$2,164	2,143
Net assets attributable to Liberty Ventures common stock shareholders	$1,568	1,592

	Three months ended
	March 31,
	2016	2015
	amounts in millions
Summary operations data:
Revenue	$143	276
Cost of sales	91	194
Operating	17	22
Selling, general and administrative expenses (1)	44	45
Depreciation and amortization	8	16
Operating income (loss)	(17)	(1)
Interest expense	(17)	(20)
Share of earnings (losses) of affiliates, net	(42)	(21)
Realized and unrealized gains (losses) on financial instruments, net	(6)	6
Other, net	29	7
Income tax benefit (expense)	26	21
Net earnings (loss) attributable to Liberty Interactive Corporation shareholders	$(27)	(8)

(1)	Includes stock-based compensation of $13 million and $3 million for the three months ended March 31, 2016 and 2015, respectively.

BALANCE SHEET INFORMATION

March 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$440	2,303	2,743
Trade and other receivables, net	1,040	54	1,094
Inventory, net	1,032	52	1,084
Short-term marketable securities	—	601	601
Other current assets	79	8	87
Total current assets	2,591	3,018	5,609
Investments in available-for-sale securities and other cost investments (note 2)	4	1,478	1,482
Investments in affiliates, accounted for using the equity method (note 3)	223	1,428	1,651
Property and equipment, net	1,164	37	1,201
Intangible assets not subject to amortization	9,391	129	9,520
Intangible assets subject to amortization, net	1,419	38	1,457
Other assets, at cost, net of accumulated amortization	33	5	38
Total assets	$14,825	6,133	20,958
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 7)	$45	(45)	—
Accounts payable	642	25	667
Accrued liabilities	576	47	623
Current portion of debt (note 4)	358	2,247	2,605
Other current liabilities	184	111	295
Total current liabilities	1,805	2,385	4,190
Long-term debt (note 4)	6,257	14	6,271
Deferred income tax liabilities	1,290	2,164	3,454
Other liabilities	283	12	295
Total liabilities	9,635	4,575	14,210
Equity/Attributed net assets (liabilities)	5,098	1,568	6,666
Noncontrolling interests in equity of subsidiaries	92	(10)	82
Total liabilities and equity	$14,825	6,133	20,958

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$2,367	143	2,510

Operating costs and expenses:
Cost of sales	1,535	91	1,626
Operating	153	17	170
Selling, general and administrative, including stock-based compensation (note 5)	264	44	308
Depreciation and amortization	209	8	217
	2,161	160	2,321
Operating income (loss)	206	(17)	189

Other income (expense):
Interest expense	(76)	(17)	(93)
Share of earnings (losses) of affiliates, net (note 3)	21	(42)	(21)
Realized and unrealized gains (losses) on financial instruments, net	(1)	(6)	(7)
Other, net	5	29	34
	(51)	(36)	(87)
Earnings (loss) before income taxes	155	(53)	102
Income tax benefit (expense)	(57)	26	(31)
Net earnings (loss)	98	(27)	71
Less net earnings (loss) attributable to noncontrolling interests	8	—	8
Net earnings (loss) attributable to Liberty stockholders	$90	(27)	63

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2015

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
Total revenue, net	$1,938	276	2,214

Operating costs and expenses:
Cost of sales	1,221	194	1,415
Operating	138	22	160
Selling, general and administrative, including stock-based compensation (note 5)	190	45	235
Depreciation and amortization	152	16	168
	1,701	277	1,978
Operating income (loss)	237	(1)	236

Other income (expense):
Interest expense	(75)	(20)	(95)
Share of earnings (losses) of affiliates, net (note 3)	24	(21)	3
Realized and unrealized gains (losses) on financial instruments, net	(10)	6	(4)
Other, net	8	7	15
	(53)	(28)	(81)
Earnings (loss) before income taxes	184	(29)	155
Income tax benefit (expense)	(24)	21	(3)
Net earnings (loss)	160	(8)	152
Less net earnings (loss) attributable to noncontrolling interests	9	—	9
Net earnings (loss) attributable to Liberty stockholders	$151	(8)	143

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2016

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$98	(27)	71
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	209	8	217
Stock-based compensation	18	13	31
Cash payments for stock based compensation	—	(10)	(10)
Excess tax benefit from stock based compensation	(5)	—	(5)
Share of (earnings) losses of affiliates, net	(21)	42	21
Cash receipts from return on equity investments	6	9	15
Realized and unrealized gains (losses) on financial instruments, net	1	6	7
Deferred income tax (benefit) expense	(30)	24	(6)
Other, net	(2)	(25)	(27)
Intergroup tax allocation	49	(49)	—
Intergroup tax (payments) receipts	(54)	54	—
Changes in operating assets and liabilities
Current and other assets	268	13	281
Payables and other current liabilities	(297)	(3)	(300)
Net cash provided (used) by operating activities	240	55	295

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from dispositions	—	9	9
Investments in and loans to cost and equity investees	—	(22)	(22)
Capital expended for property and equipment	(43)	(8)	(51)
Purchases of short term and other marketable securities	—	(116)	(116)
Sales of short term and other marketable securities	12	413	425
Other investing activities, net	(13)	1	(12)
Net cash provided (used) by investing activities	(44)	277	233

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	515	108	623
Repayments of debt	(438)	(160)	(598)
Repurchases of QVC Group common stock	(238)	—	(238)
Minimum withholding taxes on net settlements of stock-based compensation	(7)	(1)	(8)
Excess tax benefit from stock-based compensation	5	—	5
Other financing activities, net	(6)	1	(5)
Net cash provided (used) by financing activities	(169)	(52)	(221)
Effect of foreign currency rates on cash	(13)	—	(13)
Net increase (decrease) in cash and cash equivalents	14	280	294
Cash and cash equivalents at beginning of period	426	2,023	2,449
Cash and cash equivalents at end period	$440	2,303	2,743

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2015

(unaudited)

	Attributed (note 1)
	QVC	Ventures	Consolidated
	Group	Group	Liberty
	amounts in millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$160	(8)	152
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	152	16	168
Stock-based compensation	12	3	15
Cash payments for stock based compensation	—	(2)	(2)
Excess tax benefit from stock-based compensation	(13)	—	(13)
Share of losses (earnings) of affiliates, net	(24)	21	(3)
Cash receipts from return on equity investments	7	6	13
Realized and unrealized gains (losses) on financial instruments, net	10	(6)	4
Deferred income tax (benefit) expense	(79)	25	(54)
Other, net	(9)	1	(8)
Intergroup tax allocation	47	(47)	—
Intergroup tax (payments) receipts	(6)	6	—
Changes in operating assets and liabilities
Current and other assets	238	20	258
Payables and other current liabilities	(268)	(42)	(310)
Net cash provided (used) by operating activities	227	(7)	220

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions	—	(20)	(20)
Investments in and loans to cost and equity investees	(1)	(44)	(45)
Cash receipts from returns of equity investments	200	—	200
Capital expended for property and equipment	(31)	(13)	(44)
Purchases of short term and other marketable securities	(54)	(233)	(287)
Sales of short term and other marketable securities	66	247	313
Other investing activities, net	(44)	—	(44)
Net cash provided (used) by investing activities	136	(63)	73

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	351	180	531
Repayments of debt	(466)	(176)	(642)
Repurchases of QVC Group common stock	(123)	—	(123)
Minimum withholding taxes on net settlements of stock-based compensation	(12)	1	(11)
Excess tax benefit from stock-based compensation	13	—	13
Other financing activities, net	(8)	1	(7)
Net cash provided (used) by financing activities	(245)	6	(239)
Effect of foreign currency rates on cash	(10)	—	(10)
Net increase (decrease) in cash and cash equivalents	108	(64)	44
Cash and cash equivalents at beginning of period	422	1,884	2,306
Cash and cash equivalents at end period	$530	1,820	2,350

Notes to Attributed Financial Information

(unaudited)

(1)

At March 31, 2016, the QVC Group is comprised of our consolidated subsidiaries, QVC and zulily, and our approximate 38% interest in HSN, Inc., accounted for under the equity method.  Accordingly, the accompanying attributed financial information for the QVC Group includes the foregoing investment, as well as the assets, liabilities, revenue, expenses and cash flows of QVC and zulily.  We have also attributed certain of our debt obligations (and related interest expense) to the QVC Group based upon a number of factors, including the cash flow available to the QVC Group and its ability to pay debt service and our assessment of the optimal capitalization for the QVC Group.  The specific debt obligations attributed to each of the QVC Group and the Ventures Group are described in note 4 below.  In addition, we have allocated certain corporate general and administrative expenses among the QVC Group and the Ventures Group as described in note 5 below.

At March 31, 2016, the QVC Group is primarily comprised of our merchandise-focused televised shopping programs, Internet and mobile application businesses.  Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the QVC Group.

At March 31, 2016, the Ventures Group consists of all of our businesses not included in the QVC Group, including the Digital Commerce businesses, interests in equity method investments of Expedia, Inc., Interval Leisure Group, Inc., FTD and LendingTree, Inc. and available-for-sale securities Time Warner Inc. and Time Warner Cable Inc.  Accordingly, the accompanying attributed financial information for the Ventures Group includes these investments as well as the assets, liabilities, revenue, expenses and cash flows of the Digital Commerce businesses. In addition, we have attributed to the Ventures Group all of our senior exchangeable debentures (and related interest expense).  See note 4 below for the debt obligations attributed to the Ventures Group.

As discussed in note 2 to the accompanying condensed consolidated financial statements, Liberty entered into an agreement with Liberty Broadband Corporation (“Liberty Broadband”), whereby Liberty will invest up to $2.4 billion in Liberty Broadband in connection with the closing of the proposed merger of Charter Communications, Inc. and Time Warner Cable Inc. The proceeds of this investment will be used by Liberty Broadband to fund, in part, its agreement to acquire $4.3 billion of Charter stock.  However, Liberty Broadband has the right, and may determine, to incur debt financing (subject to certain conditions) to fund a portion of the purchase price for its investment in Charter, in which case Liberty Broadband may reduce the aggregate subscription for its Series C shares by up to 25%, with such reduction applied pro rata to all investors, including Liberty.  Liberty's investment in Liberty Broadband will be funded using cash on hand and short term investments and will be attributed to the Ventures Group.

As previously discussed, on October 1, 2015, Liberty acquired all of the outstanding shares of zulily for consideration of approximately $2.3 billion, comprised of $9.375 of cash and 0.3098 newly issued shares of Series A QVC Group common stock for each zulily share, plus cash paid in lieu of any fractional shares. Effective October 1, 2015, zulily is attributed to the QVC Group and we believe that its business is complementary to QVC’s.

As previously discussed, Liberty sold Backcountry on June 30, 2015 for aggregate consideration, including assumption of debt, amounts held in escrow, and a noncontrolling interest, of approximately $350 million.

Any businesses that we may acquire in the future that we do not attribute to the QVC Group will be attributed to the Ventures Group.

Notes to Attributed Financial Information

(unaudited)

(2)	Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	March 31,	December 31,
	2016	2015
	amounts in millions
QVC Group
Other	$4	4
Total QVC Group	4	4
Ventures Group
Time Warner Inc.	309	284
Time Warner Cable Inc.	1,096	994
Other	73	71
Total Ventures Group	1,478	1,349
Consolidated Liberty	$1,482	1,353

(3)	The following table presents information regarding certain equity method investments:

				Share of earnings (losses)
	March 31, 2016			Three months ended
	Percentage	Carrying	Market	March 31,
	ownership	value	value	2016	2015
	dollar amounts in millions
QVC Group
HSN, Inc.	38%	$180	1,047	22	25
Other	various	43	NA	(1)	(1)
Total QVC Group		223		21	24
Ventures Group
Expedia, Inc.	16%	894	2,545	(24)	4
FTD	37%	261	268	(3)	(2)
Other	various	273	NA	(15)	(23)
Total Ventures Group		1,428		(42)	(21)
Consolidated Liberty		$1,651		(21)	3

(4)

Notes to Attributed Financial Information

(unaudited)

(4)	Debt attributed to the QVC Group and the Ventures Group is comprised of the following:

	March 31, 2016
	Outstanding	Carrying
	principal	value
	amounts in millions
QVC Group
8.5% Senior Debentures due 2029	$287	285
8.25% Senior Debentures due 2030	504	501
1% Exchangeable Senior Debentures due 2043	346	349
QVC 3.125% Senior Secured Notes due 2019	400	399
QVC 5.125% Senior Secured Notes due 2022	500	500
QVC 4.375% Senior Secured Notes due 2023	750	750
QVC 4.85% Senior Secured Notes due 2024	600	600
QVC 4.45% Senior Secured Notes due 2025	600	599
QVC 5.45% Senior Secured Notes due 2034	400	399
QVC 5.95% Senior Secured Notes due 2043	300	300
QVC Bank Credit Facilities	1,894	1,894
Other subsidiary debt	72	72
Deferred loan costs		(33)
Total QVC Group debt	6,653	6,615
Ventures Group
4% Exchangeable Senior Debentures due 2029	437	264
3.75% Exchangeable Senior Debentures due 2030	437	260
3.5% Exchangeable Senior Debentures due 2031	342	331
0.75% Exchangeable Senior Debentures due 2043	824	1,373
Subsidiary level notes and facilities	33	33
Total Ventures Group debt	2,073	2,261
Total consolidated Liberty debt	$8,726	8,876
Less current maturities		(2,605)
Total long-term debt		$6,271

(5)

Cash compensation expense for our corporate employees is allocated between the QVC Group and the Ventures Group based on the estimated percentage of time spent providing services for each group.  On a semi-annual basis, estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group, which would require a more timely reevaluation of estimated time spent.  Other general and administrative expenses will be charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology.  Amounts allocated from the QVC Group to the Ventures Group were determined to be $9 million and $4 million for the three months ended March 31, 2016 and 2015, respectively.  We note that stock compensation related to each tracking stock group is determined based on actual options outstanding for each respective tracking stock group.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)

The QVC Group common stock and the Liberty Ventures common stock have voting and conversion rights under our restated charter.  Following is a summary of those rights.  Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten

Notes to Attributed Financial Information

(unaudited)

votes per share.  Holders of Series C common stock of each group, if issued, are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote.  In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B QVC Group common stock or the approval of the holders of only Series A and Series B Liberty Ventures common stock.

At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group.  At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to the other group.

(7)The intergroup payable (receivable) is primarily attributable to intergroup income taxes payable from the QVC Group to the Ventures Group.